FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of	September	2011
Research In Motion Limited
(Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

Document		Page No.
1.	RIM Announces BBM Music - A New Social Music Sharing and Discovery Service	3
2.	RIM to Announce Second Quarter Fiscal 2012 Results on September 15, 2011	1

Document 1

August 25, 2011

FOR IMMEDIATE RELEASE

RIM Announces BBM Music - A New Social Music Sharing and Discovery Service

New Cloud-Based Music Service Makes Music a Social Experience

Waterloo, ON - Research In Motion (RIM) (NASDAQ: RIMM; TSX: RIM) today announced BBM™ Music, a new BBM (BlackBerry® Messenger) service for socially connected music fans.

BBM Music is an easy-to-use cloud-based service that enables social and viral music discovery by allowing users to build an evolving, community-based music library that is shared amongst their BBM Music friends. The size of the music library continues to grow as new friends join the community and each user can select music from a catalog with millions of songs from leading music companies - Universal Music Group, Sony Music Entertainment, Warner Music Group and EMI.

“More than 45 million customers already love the social communication benefits delivered through BBM and we are thrilled to be extending the experience into a uniquely social and interactive music service,” said Mike Lazaridis, President and Co-CEO at Research In Motion. “We have partnered with leading music companies to provide a ‘full track’ music sharing and discovery experience that will provide users with quality music on demand and allow them to connect with friends on a whole new level.”

Key features of BBM Music include:
•	Music made social – BBM Music is a cloud-based, social music service that allows you to share and discover music with your friends, creating a continually evolving music library:
o	Build a personal music profile with 50 of your favorite songs. You can refresh your profile by swapping out up to 25 songs each month.
o	Invite your BBM friends to subscribe to BBM Music and to join your BBM Music Community.
o	With each friend that is added to BBM Music, you grow your music collection since the songs from the profile of each BBM Music friend are available to you at any time.
o	Up to 50 tracks from your personal profile are shared with your BBM Music Community, and each member of your community shares up to 50 songs from their profile with you.
o	Enjoy a truly social community-based music experience – the more friends who join your community, the more songs you can listen to.
o	Easily discover music that your BBM Music friends are listening to, and comment on your friends’ songs and playlists.
o
You can create multiple playlists from music in your profile as well as all of your friends’ profiles, and with one click you can shuffle the entire collection of music from your BBM Music Community. You can even see which friend contributed each song while it plays.

o
Within your BBM Music app, you also see a visual timeline that shows the recent updates of all users within your community. It gives you a chronological view of community updates, including who added new friends, which songs were added or removed, which playlists were created and what comments were made by your BBM Music friends.

•	Listen to Full Tracks - BBM Music subscribers can listen to full tracks from their friends’ profiles – not just previews.
•	Offline Listening - Music can be saved to smartphones for offline listening, allowing users to access songs even when they don’t have wireless coverage.
•	Topping the Charts – Keep track of how many friends are listening to your tracks.

Omnifone, a premier cloud music service provider, is providing RIM with a back-end solution for the BBM Music service that provides content management, music hosting and reporting functions based on Omnifone’s award winning technology. As part of RIM’s proprietary service, Omnifone's back-end solution helps facilitate the delivery of a full music catalog to BBM Music users and comprehensive compensation reporting for copyright holders.

“A major component of online music continues to be about community, and the ability to discover new artists and music through word of mouth,” stated Rob Wells, President of Global Digital Business for Universal Music Group. “BBM Music dynamically and elegantly integrates the excitement of this social music discovery process with a high quality music service, enabling tens of millions of BlackBerry users to experience new music and to share those experiences with their friends virtually anywhere and at anytime.”

 “We are pleased to be partnering with Research In Motion on their BBM Music service. RIM and its large base of BlackBerry Messenger users represent an exciting platform for expanding the reach of commercial digital music around the world,” stated Thomas Hesse, President, Global Digital Business, U.S. Sales and Corporate Strategy, Sony Music Entertainment. “The combination of a premium music solution and instant messaging will enable viral music discovery and emphasize the social power of digital music. It also offers an effective way of serving younger consumers by integrating music into the fabric of an important hub of their digital activity.”

"A dynamic social music experience is a powerful way for our artists to connect with fans and also for fans to discover music by interacting with each other," said Michael Nash, Executive Vice President, Digital Strategy & Business Development, Warner Music Group. "Addressing more than 45 million BlackBerry Messenger users with a service tailor-made for its mobile community, BBM Music has the opportunity to reach a broad and engaged audience."

“We are very excited to work with Research In Motion to bring our artists’ music to BBM’s huge and very loyal user base,” said Mark Piibe, Executive Vice President of Global Business Development at EMI Music. “BBM Music’s unique social discovery experience offers fans a great new way to discover music, share their favorite tracks with their friends and build a stronger connection with the artists they love.”

"The widespread adoption of mobile devices provides the perfect foundation for consuming and sharing music. Brands that want to deliver a unique interactive experience must create services that are mobile, social, and contextual,” said Maribel Lopez Principal at Lopez Research and Constellation Research Group.

A closed beta trial of the BBM Music service is starting today in Canada, the United States and the UK. The BBM Music service is expected to be commercially available to customers later this year for a monthly subscription of $4.99 USD* in Australia, Canada, Columbia, France, Germany, Indonesia, Italy, Malaysia, Mexico, Netherlands, Saudi Arabia, Singapore, Spain, Thailand, Turkey, UAE, the United Kingdom and the United States.

For more information about BBM Music, and to sign up to be notified of its availability in your country, please visit www.blackberry.com/bbmmusic.

* Pricing may vary by country and will be announced upon availability in each country. Data charges may apply if music is downloaded over wireless networks in conjunction with limited data plans. Check with your network operator for the terms of your data plan.

About Research In Motion
Research In Motion (RIM), a global leader in wireless innovation, revolutionized the mobile industry with the introduction of the BlackBerry® solution in 1999. Today, BlackBerry products and services are used by millions of customers around the world to stay connected to the people and content that matter most throughout their day. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe, Asia Pacific and Latin America. RIM is listed on the NASDAQ Stock Market (NASDAQ: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

Media Contact:
Marisa Conway
Brodeur Partners (PR Agency for RIM)
mconway@brodeur.com
212-336-7509

Investor Contact:
RIM Investor Relations
investor_relations@rim.com
519-888-7465

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws.  When used herein, words such as "expect", "anticipate", "estimate",  "may",  "will", "should", "intend," "believe", and similar expressions, are intended to identify forward-looking statements.  Forward-looking statements are based on estimates and assumptions made by RIM in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that RIM believes are appropriate in the circumstances.  Many factors could cause RIM's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including those described in the "Risk Factors" section of RIM's Annual Information Form, which is included in its Annual Report on Form 40-F (copies of which filings may be obtained atwww.sedar.com or www.sec.gov).  These factors should be considered carefully, and readers should not place undue reliance on RIM's forward-looking statements.  RIM has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners. RIM assumes no obligations or liability and makes no representation, warranty, endorsement or guarantee in relation to any aspect of any third party products or services.

Document 2

September 1, 2011

FOR IMMEDIATE RELEASE

RIM to Announce Second Quarter Fiscal 2012 Results on September 15, 2011

Waterloo, ON – Research In Motion Limited (RIM) (Nasdaq: RIMM; TSX: RIM) will be reporting results for the second quarter of fiscal 2012 on September 15, 2011 after the close of the market.  A conference call and live webcast will be held beginning at 5 pm ET. The call can be accessed by dialing 1-877-974-0445 or through your personal computer or BlackBerry® PlayBook™ tablet at www.rim.com/investors/events/index.shtml. A replay of the conference call will also be available at approximately 7 pm by dialing (+1)416-640-1917 and entering passcode 4466490#. A replay of the webcast will be available on your personal computer or BlackBerry PlayBook tablet by clicking the link above. This replay will be available until midnight ET September 29, 2011.

About Research In Motion
Research In Motion (RIM), a global leader in wireless innovation, revolutionized the mobile industry with the introduction of the BlackBerry® solution in 1999. Today, BlackBerry products and services are used by millions of customers around the world to stay connected to the people and content that matter most throughout their day. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe, Asia Pacific and Latin America. RIM is listed on the NASDAQ Stock Market (NASDAQ: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

###

Investor Contact:
RIM Investor Relations
(519) 888-7465
investor_relations@rim.com

Research In Motion, RIM and BlackBerry are trademarks of Research In Motion Limited. Research In Motion and RIM are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, products and company names mentioned herein may be trademarks or registered trademarks of their respective holders.

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited
(Registrant)
Date:	September 6, 2011	By:	\s\ Edel Ebbs
(Signature)
Edel Ebbs Senior Vice President, Investor Relations